SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 25, 2005

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 South Grand Avenue, Suite 400
Los Angeles, California
(Address of principal executive offices)

90071
(Zip Code)

213-626-3300
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1   **Registrant's Business and Operations**

Item 1.01   **Entry into a Material Definitive Agreement.**

On February 25, 2005, Maguire Properties, L.P. (the "Operating Partnership"), the operating partnership subsidiary of the registrant, Maguire Properties, Inc., a real estate investment trust, entered into a definitive Agreement of Purchase and Sale (the "Purchase Agreement") by and between the Operating Partnership and CalWest Industrial Holdings, LLC ("CalWest") to acquire San Diego Tech Center, a 38-acre technological office and research and development ("R&D") campus located in Sorrento Mesa, San Diego County, California, comprised of eleven office buildings totaling approximately 647,000 square feet ("Buildings"), approximately 2,000 surface parking stalls, and development parcels for approximately 1,200,000 square feet of additional office buildings (collectively, the "Properties"). Tenants include Sony Computer Entertainment America, Qualcomm and Broadcom Corporation. The purchase price of the Properties, which was determined through negotiations between the Operating Partnership and CalWest, will be approximately $185,000,000 to be paid in cash at closing and is expected to be funded with cash on hand and mortgage financing. On March 3, 2005, the Operating Partnership made a non-refundable deposit of $5,000,000. The acquisition is expected to be completed by April 4, 2005.

	Year Built	Estimated Net Rentable Square Feet	Type
Building 1 - 9605 Scranton Road	1984	159,000	Office
Building 2 - 9645 Scranton Road	1984	152,000	R&D
Building 3D - 9685 Scranton Road	1984	52,000	R&D
Building 3 - 9725 Scranton Road	1984	51,000	R&D
Building 4 - 9805 Scranton Road	1984	103,000	R&D
Building 5 - 9855 Scranton Road	1984	62,000	R&D
Building 5A - 10055 Barnes Canyon Rd	1986	12,000	R&D
Building 5B - 10075 Barnes Canyon Rd	1986	26,000	R&D
Building 5C - 10065 Barnes Canyon Rd	1986	20,000	R&D
Karl Strauss Brewery	1986	5,000	Restaurant
Fitness Center	1986	5,000	Fitness Center
		647,000	
Future Development		1,200,000	

As of March 3, 2005, the registrant completed the initial inspection of the Properties.

There are no material relationships between the registrant and CalWest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/	Dallas E. Lucas
	Dallas E. Lucas
	Executive Vice President and
	Chief Financial Officer

Dated: March 3, 2005